March 31, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Chris Edwards

Re:	Valneva SE

Registration Statement on Form F-3

Filed March 25, 2025

File No. 333- 286071

Acceleration Request

Requested Date: April 2, 2025

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-3 (File No. 333-286071) (the “Registration Statement”), to become effective on April 2, 2025, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the Commission’s staff. The Registrant hereby authorizes Katie Kazem of Cooley LLP, counsel to the Registrant, to make such request on its behalf. Once the Registration Statement has been declared effective, please orally confirm that event with Katie Kazem of Cooley LLP at (703) 456-8043.

[Signature page follows]

Very truly yours,

Valneva SE

By:	/s/ Peter Bühler
Peter Bühler
Chief Financial Officer

cc:

Marc Recht, Cooley LLP

Katie A. Kazem, Cooley LLP

Florent Bouyer, Jones Day

William Magioncalda, Paul Hastings LLP

Seo Salimi, Paul Hastings LLP